CHERUBIM INTERESTS

1304 NORWOOD DR.
BEDFORD TX. 76022
PHONE: (844) 842-8872

December 11, 2017

VIA EMAIL AND EDGAR
Mr. Jim Allegretto
Mr. Andrew Blume, Staff Accountant
Mses.Jennifer Lopez-Molina, Staff Attorney
Mses. Lisa Kohl, Legal Branch Chief
Mses, Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products
U.S. SECURITIES & EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
100 F. Street, N.E.
Washington, D.C. 20549
BLUMEA@SEC.GOV

> **Re: Cherubim Interests, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Filed April 28, 2017**
> **File No. 1-37612**

Dear Mesdames Lopez-Molina, Kohl and Thompson and Messrs. Allegretto and Blume:

    This correspondence of Cherubim Interests, a Wyoming Corporation (the "Company") is in reference to the submission of the Company's annual report with the U.S. Securities and Exchange Commission (hereafter, the "Commission") on Form 10-K (the "Report"), filed on April 28, 2017. We are in receipt of your email to the Company, dated July 12, 2017, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter in Red letters.

General Information About Our Company, page 5

1. We note your response to comment 2. Please address the following comments related to your February 29, 2016 acquisition of Victura Roofing LLC and Cherubim Builders Group LLC ("VICT"):

    - Please tell us whether Cherubim Interests Inc. and Victura Construction Group Inc. were under common control immediately <u>prior to</u> the acquisition. If so, tell us <u>in detail</u> how you determined common control existed. For example, clarify if an individual or entity held more than 50% of the voting ownership interest of each entity. To assist us in understanding your response, provide us with a list of material shareholders in each entity immediately prior to and after the acquisition. Ensure that the list includes, on a pre- and post-acquisition basis, the number of shares owned by each material shareholder and the percentage ownership interest.

We determined common control existed immediately prior to the acquisition by recognizing that each company involved in the transaction maintained the same slate of directors and officers whereby the directors aggregately each maintained at least 60% of the company's voting stock, respectively. (3/31/16 VICT Financial Report Attached)

Gary Fewell- Director / 1,000,000 Shares Preferred A CHIT/ 19.26% VICT Common
Patrick Johnson- Director / 1,000,000 Shares Preferred A CHIT/ 18.87% VICT Common
Charles Everett- Director / 1,000,000 Shares Preferred A CHIT/ 20.56% VICT Common

- Citing the factors identified in ASC 805-10-55-10 through -15, tell us in detail how you identified the accounting acquirer in this acquisition. Please address each of the factors discussed in this guidance in explaining to us why this transaction is not a reverse merger recapitalization with VICT representing the accounting acquirer. We note from Exhibit 3.1 of your Form 8-K filed March 8, 2016, that each share of Series C Preferred Stock is convertible into 100,000 common shares and is entitled to ten votes, which appears to provide VICT with control of your company. Since you do not appear to have any Series A Preferred Stock outstanding, we are unclear why your response refers to Series A as your "controlling" preferred stock.

Our CPA and our auditor who no longer have an affiliation with the company, did not notify the company at that time that this transaction was to be considered a reverse acquisition, and therefore should have been a notation on the consolidated financials per the 10K filed.
On October 14 2015, the company amended the Corporation's Articles of Incorporation creating classes of "Series A Preferred Stock" and Series B Preferred Stock. (8K attached).

The Voting rights stated that If at least one share of Series A Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series A Preferred Stock at any given time, regardless of their number, shall have voting rights equal to four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, plus ii) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting.

Each individual share of Series A Preferred Stock shall have the voting rights equal to:
[four times the sum of: {all shares of Common Stock issued and outstanding at time of voting + the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting }]
divided by:

[the number of shares of Series A Preferred Stock issued and outstanding at the time of voting]

On October 12, 2017, the Company merged with and into Cherubim Interests, Inc., a Wyoming corporation ("Cherubim Wyoming"). Pursuant to the terms of the Plan of Merger, Cherubim Wyoming was the surviving corporation (the "Merger"). A Certificate of Merger was filed with the Secretary of State of the State of Nevada on October 4, 2017, to effectuate the Merger. The purpose of the Merger

was solely to re-domicile the Company in Wyoming from Nevada as further detailed below. Cherubim Wyoming was incorporated on October 7, 2017, for the sole purpose of effecting the Merger and to re-domicile the Company in Wyoming. Cherubim Wyoming has an authorized share capital of 15,000,000,000 shares of common stock, par value $0.00001 per share ("Cherubim Wyoming Common Stock"), 3,000,000 shares of Series A Preferred Stock, and 50,000,000 shares of shares of Series B "blank check" preferred stock, par value $0.00001 per share. Prior to the Merger, the Company held 0 shares of Cherubim Wyoming, which amount constituted all of the issued and outstanding shares of Cherubim Wyoming, therefore, Cherubim Wyoming was a wholly-owned subsidiary of the Company. Prior to the Merger, Cherubim Wyoming had no assets, liabilities or business. Regarding Series A Preferred Stock, (8k Attached)

- As previously requested, tell us how you accounted for the VICT acquisition in your financial statements. Specifically clarify if you recorded the acquired assets and liabilities at their acquisition-date fair values pursuant to ASC 805-20. Also revise future filings to provide the footnote disclosures required by ASC 805 for this transaction.

We accounted for the Victura Roofing acquisition by recording it in our consolidated financials as a line item on the balance sheet as an acquisition. In the future, we will revise our filings to provide the proper footnote disclosures required for transactions of this nature.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

2. We note your response to comment 4 and we reissue the comment in-part. In future filings, please revise to expand your discussion of cash flows and discuss the increase in income and current assets. For example, clarify that you have not recognized revenue from your joint ventures, other than Victura Roofing, as stated in your response. Please also tell us where you have described the underlying factors and trends that led you to the projected future sales and profits disclosed on page F-8. In this regard, we note your statement that "VR predicts that sales and profits for 2016 and 2017 should double that of 2015." Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

We will in the future, revise to expand your discussion of cash flows and discuss the increase in income and current assets .We made the sales and profits prediction based on severe weather anomalies that occurred in December 26, 2015 (Tornado) and two severe hail storms in March-April of 2016. We anticipated much of the opportunity to acquire greater sales due to the weather anomalies.

Revenue and Cost of Goods Sold, page 12

3. Although your response to comment 5 references your amended Form 10-K, we are unable to locate where you have provided the information requested by our comment. As previously requested, please revise your disclosures throughout your filing to clearly distinguish between the lines of business from which you currently generate revenue and any lines of business which do not currently generate revenue. Also tell us and revise your analysis of

revenue within MD&A to quantify the amount of revenue generated from each significant line of business during the periods presented in your financial statements. The disclosures throughout your filing refer to several lines of business in which you engage, including the acquisition, development and property management of real estate; roofing and general contracting for residential and commercial customers; and development, leasing and property management of cannabis cultivation facilities. Also apply this comment to your Forms 10-Q.

In our future filings we will revise our disclosures throughout our filings to clearly distinguish the lines of business from which you currently generate revenue and any lines of business which do not currently generate revenue.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

4. We note your response to comment 7 and we reissue the comment in-part. In future filings, please revise your disclosure to include the information required by Item 404(a)(5) of Regulation S-K with regards to the notes held by your officer and director.

In our future filings we will revise our disclosures to include the information required by Item 404(a)(5) of Regulation S-K with regards to notes held by officers and directors.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

CHERUBIM INTERESTS, INC.

/s/ Patrick Johnson
Patrick Johnson
Chief Executive Officer